Exhibit 21.1

Subsidiaries of Atlantic Union Bankshares Corporation

Subsidiary	State of Incorporation or Organization

Atlantic Union Bank	Virginia

Atlantic Union Equipment Finance, Inc.	Virginia

AUB Investments, Inc.	Delaware

Atlantic Union Financial Consultants, LLC	Virginia

Union Insurance Group, LLC	Virginia